Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

Biocept, INC.

Biocept, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

First: The name of this corporation is Biocept, Inc. and the date on which the Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware was June 28, 2013.

Second: The Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) is hereby amended as follows:

1.

The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Certificate of Incorporation, so that effective upon the filing of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, every three shares of the Company’s Common Stock (the “Common Stock”) issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”) and without increasing or decreasing the authorized number of shares of Common Stock or the Company’s Preferred Stock; provided, however, no fractional shares of Common Stock shall be issued in connection with the Reverse Split, and instead, the Company shall issue one full share of post-Reverse Split Common Stock to any stockholder who would have been entitled to receive a fractional share of Common Stock as a result of the Reverse Split. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Company or its transfer agent. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.

2.	Article 4, Section A of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“A. Classes of Stock. This Corporation is authorized to issue two classes of stock to be denominated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which this Corporation has authority to issue is 155,000,000 shares. 150,000,000 shares shall be designated Common Stock, $0.0001 par value per share, and 5,000,000 shares shall be designated Preferred Stock, $0.0001 par value per share.”

Third: The foregoing amendment to the Certificate of Incorporation was duly approved by the Board.

Fourth: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

Fifth: This amendment to the Certificate of Incorporation shall be effective on and as of the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

[Signature Page Follows]

In Witness Whereof, Biocept, Inc. has caused this Certificate of Amendment to be executed by its Chief Financial Officer as of September 27, 2016.

By:	/s/ Timothy Kennedy
Name:	Timothy Kennedy
Title:	Chief Financial Officer

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